Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENTEROMEDICS INC.

I, Greg S. Lea, the Chief Financial Officer and Chief Operating Officer of EnteroMedics Inc. (the “Corporation”), a corporation duly organized and existing under the Delaware General Corporation Law (the “DGCL”), do hereby certify on behalf of the Corporation as of January 6, 2016 that:

First. The amendments to the Corporation’s Fifth Amended and Restated Certificate of Incorporation set forth below were duly adopted and approved by the Board of Directors at a meeting of the Board of Directors held on December 22, 2015, in accordance with the provisions of Section 242 of the DGCL and were approved by the stockholders at a special meeting of the Corporation’s stockholders, duly called and held on December 21, 2015 upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the amendments and such approval has not been subsequently modified or rescinded.

Second. The Fifth Amended and Restated Certificate of Incorporation is hereby amended by amending and restating Section 1 of Article IV:

“1. Authorized Stock. The Corporation is authorized to issue two classes of shares to be designated respectively Preferred Stock, par value $0.01 per share, and Common Stock, par value $0.01 per share. The total number of shares of Preferred Stock authorized is 5,000,000. The total number of shares of Common Stock authorized is 13,333,334.”

Third. The Fifth Amended and Restated Certificate of Incorporation is hereby amended by amending and restating Section 4 of Article IV:

“4. Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation of the Corporation, each fifteen (15) shares of Common Stock, par value $0.01 (the “Old Common Stock”) either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.01 per share (the “New Common Stock”). The Corporation shall, through its transfer agent, provide a book-entry statement reflecting the number of shares of New Common Stock to which the holder is entitled following a reverse stock split to holders of Old Common Stock. From and after the Effective Time, certificates representing shares of Old Common Stock are hereby canceled and shall represent only the right of holders thereof to receive New Common Stock. The Corporation shall not issue fractional shares of New Common Stock. The reverse stock split shall not increase or decrease the amount of stated capital or paid-in surplus of the Corporation, provided that any fractional share that would otherwise be issuable as a result of the reverse stock split shall be rounded up to the nearest whole share of New Common Stock. From and after the Effective Time, the term “New Common Stock” as used in this Article IV shall mean common stock as provided in the Fifth Amended and Restated Certificate of Incorporation.”

Fourth. The effective time of the above amendments will be January 6, 2016 at 4:01 p.m. Eastern Time.

Fifth. Except as herein amended, the Corporation’s Fifth Amended and Restated Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has hereunto executed this Certificate of Amendment as of the date first written above.

ENTEROMEDICS INC.

/s/ Greg S. Lea
Greg S. Lea
Chief Financial Officer and Chief Operating Officer

[Signature Page to Certificate of Amendment]